EXHIBIT 3.7

CERTIFICATE OF FORMATION

OF

TSI BRIENCE, LLC

* * * *

Adopted in accordance with the provisions of Section 18-101

of the Limited Liability Company Act

of the State of Delaware

* * * *

The undersigned, being duly authorized to execute and file this Certificate of Formation for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act, 6 Del. C. Section 18-101, et seq., does hereby certify as follows:

FIRST

The name of the limited liability company is TSI Brience, LLC (the “Company”).

SECOND

The Company’s registered office in the State of Delaware is located at 9 East Loockerman Street, Suite #1B, City of Dover, County of Kent, DE 19901. The registered agent of the Company for service of process at such address is National Registered Agents, Inc.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Formation as of the 1st day of July, 2003.

/s/ Thadine G. Gomez
Thaddine G. Gomez Authorized Person